Exhibit A

PRESS RELEASE

Press Release No. 05-04

METALLICA RESOURCES ANNOUNCES DRILL RESULTS
FOR THE EL MORRO PROJECT

Toronto, Ontario – April 18, 2005 — Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report the initial results from this season’s drilling at the El Morro copper-gold project in Chile. Metallica’s joint venture partner on the project, Noranda Chile Ltd, completed a total of 9,932 meters of diamond core holes in 23 holes. The drilling program was directed at the La Fortuna resource area on the El Morro project. This press release presents the results from the first 13 holes totaling 5,840 meters of drilling. Noranda has the right to earn a 70 percent interest in the El Morro project.

The 13 holes being reported averaged approximately 450 meters in depth with all but four holes ending in copper or gold values greater than the average resource grade of 0.61% copper and 0.50 grams per tonne (g/t) of gold that was calculated by Noranda in 2002.

Highlights of the program include:

•	Hole DDHF- 46, drilled near the center of the resource, intercepted 214 meters grading 0.86% copper and 0.74 g/t gold in the secondary enrichment zone followed by 160 meters grading 0.65% copper and 0.86 g/t gold in the underlying primary zone.

•	Hole DDHF-48, along the eastern edge of the resource, intercepted 74 meters grading 1.24% copper and 0.37 g/t gold in the secondary zone followed by 236 meters grading 0.56% copper and 0.72 g/t gold in the primary zone.

•	Hole DDHF-51, near the center of the resource, reported 58 meters grading 1.84% copper and 0.92 g/t gold in the enrichment zone and 306 meters grading 0.67 % copper and 0.81 g/t gold in the primary zone.

•	Hole DDHF-52, drilled near the north edge of the resource, intercepted 84 meters grading 2.07% copper and 0.78 g/t gold in the secondary zone and 366 meters grading 0.68% copper and 0.66 g/t gold in the underlying primary zone.

     The objective of the drilling program was to provide better definition of the higher-grade copper enrichment zone and to improve understanding of the higher-grade porphyry core through infill drilling. Additionally, some of the drilling was directed at delineating the outer limits of the deposit in selected areas. This season’s drilling program has doubled the drill hole density in upper 450 meters of the central portion of the deposit to approximately 100-meter drill hole spacing. With the completion of this season’s drill program approximately 30,000 meters of core drilling has been completed in 68 holes on the La Fortuna resource area.

Based on a 0.4% copper cutoff grade, Noranda in 2002 estimated that the La Fortuna resource area contains an inferred resource of 465 million tonnes grading 0.61% copper and 0.50 grams per tonne of gold, which equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold.

In order to conform to many of its peer companies reporting conventions for copper-gold deposits, Metallica has recalculated the 2002 resource estimate using a copper equivalent cutoff grade. The copper equivalent cutoff includes the copper equivalent of the contained gold at a copper price of $0.90 per pound and a gold price of $375 per ounce. At a 0.4% copper equivalent cutoff grade, the La Fortuna resource is estimated at 641 million tonnes grading 0.53% copper and 0.46 grams per tonne of gold, which equates to 7.5 billion pounds of copper and 9.5 million ounces of gold. Neither of the resource estimates reported here include the most recent drill results shown below.

Summary drill results of the first 13 holes in the season’s program are as follows:

INFILL DRILL HOLE RESULTS
Hole No.	From (m)	To (m)	Length(m)	Cu %	Au g/t	Comments
DDHF- 46	3	82	79	0.15	0.25	Leached
	82	296	214	0.86	0.74	Secondary
	296	456	160	0.65	0.86	Primary
DDHF- 51	0	16	16	1.74	0.47	Mixed
	16	136	120	0.06	0.53	Leached
	136	194	58	1.84	0.92	Secondary
	194	500	306	0.67	0.81	Primary
DDHF- 52	22	170	148	0.05	0.75	Leached
	170	254	84	2.07	0.78	Secondary
	254	620	366	0.68	0.66	Primary
DDHF- 53	0	24	24	0.35	0.37	Mixed
	24	60	36	0.04	0.09	Leached
	60	527	467	0.58	0.59	Primary
DDHF- 54	0	22	22	0.04	0.46	Leached
	22	68	46	0.91	0.66	Secondary
	68	254	186	0.50	0.63	Primary
DDHF- 55	0	212	212	0.04	0.16	Leached
	212	220	8	0.72	0.22	Secondary
	220	391	171	0.51	0.41	Primary
DDHF- 57	0	194	194	0.14	0.18	Leached
	194	280	86	1.05	0.29	Secondary
	280	450	170	0.51	0.38	Primary
DDHF- 58	0	52	52	0.23	0.24	Mixed
	52	54	2	12.25	1.17	Cu-Ox Vein
	54	66	12	1.37	0.34	Secondary
	66	450	384	0.54	0.69	Primary

OUTER DELINEATION DRILL HOLE RESULTS
Hole No.	From (m)	To (m)	Length(m)	Cu %	Au g/t	Comments
DDHF- 47	3	198	195	0.01	0.08	Leached
	198	266	68	0.65	0.32	Secondary
	266	520	254	0.52	0.54	Primary
DDHF- 48	0	162	162	0.03	0.38	Leached
	162	236	74	1.24	0.37	Secondary
	236	472	236	0.56	0.72	Primary
DDHF- 49	0	214	214	0.02	0.06	Leached
	214	280	66	0.40	0.22	Secondary
	280	446	166	0.63	0.51	Primary
DDHF- 50	0	192	192	0.02	0.34	Leached
	192	288	96	0.80	0.43	Secondary
	288	404	116	0.31	0.34	Primary
DDHF- 56	0	20	20	0.13	0.06	Leached
	20	38	18	0.48	0.09	Secondary
	38	348	310	0.48	0.31	Primary

ACME Analytical Laboratories S.A. of Santiago, Chile, using internal standards and Gannet certified standards, has completed all of Noranda’s analytical work for this drilling campaign. The analytical method used is geochemical analysis for the copper and fire assay with an atomic absorption finish for the gold values. ACME is certified by the ISO 9001:2000 standards. A rigorous quality control program by Noranda, using project specific standards and blank samples, is ongoing. The qualified person as defined by NI 43-101 responsible for the design and conduct of the work performed is Stanley Clemmer, P. Geo. of Noranda Inc.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 82.7 million shares outstanding, approximately US$40 million in cash and cash equivalents, and no debt. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.

413 000 meters
413 500 meters
LA FORTUNA GENERALIZED GEOLOGY
Alluvium/Colluvium
Atacama Gravels
Mineralized Porphyry and Breccias
Volcanic Country Rocks
LA FORTUNA DRILLING
2005 Drilling (DDH)
pre-2005 Drilling (DDH)
pre-2005 Drilling (RDH)
6 833 500 meters
6 833 000
6 832 500 meters
4250
4200
DDHF-59
DDHF-61
DDHF-67
DDHF-65
DDHF-52
DDHF-57
DDHF-51
DDHF-64
DDHF-68
DDHF-50
DDHF-49
DDHF-55
DDHF-63
DDHF-48
DDHF-62
DDHF-53
DDHF-46
DDHF-66
DDHF-54
DDHF-60
DDHF-58
DDHF-56
2002 Inferred Resource
0.3% Copper Contour
0
100
200
300
400
500 meters
SCALE 1:6000
UTM ZONE 19S (PSAD56)
LA FORTUNA
DRILL HOLE LOCATIONS
AS OF MARCH 2005